

News Release – September 12, 2006

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: September 12, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

On September 11, 2006, Jan A Vestrum, President and Chief Executive Officer of Crew bought 1 million shares in Crew at NOK 9.62 by way of the fulfilment of a previously announced forward contract, sold 1 million shares in Crew at NOK 12.10 and bought 1.1 million shares in Crew at NOK 12.33 by way of a new forward contract with maturity December 11, 2006.

Mr Vestrum's total exposure is 10,099,042 Crew shares, including common shares, convertible bonds, forward contracts and options.


Jan A Vestrum
President & CEO
